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                              February 27, 2023

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 1
Registration Statement on Form F-1
                                                            Filed February 17,
2023
                                                            File No. 333-269469

       Dear Kelvin Ang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

       Amendment No 1 to Registration Statement on Form F-1 filed February 17, 2023

       Risk Factors, page 14

   1. We note that Section 166(2) of your amended and restated articles of association provides that shareholders waive
any claim they may have against any director on account of any action taken by the
director or the failure of the director to take any action in the performance of his
duties, subject to certain exceptions. Please add a risk factor disclosing this provision and
discussing the related risks, including that this provision may discourage claims and
limit shareholders' ability to bring claims. Please also disclose whether the provision
applies to federal securities claims under the Securities Exchange
                                                        Act of 1934 or
Securities Act of 1933.
 Kelvin Ang
FBS Global Limited
February 27, 2023
Page 2
Exhibits

2. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note that Exhibit 3.2 is not in text-searchable format.
General

3. We note your response to prior comment 2. Please relocate Part II of your registration statement to the end of your document.
       You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameKelvin Ang
                                                           Division of
Corporation Finance
Comapany NameFBS Global Limited
                                                           Office of
Manufacturing
February 27, 2023 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName